Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

		Three months
		ended March 31,
	2006		2005
	(Dollars, except per share amounts, and shares in thousands)
Income (Numerator):
Net income	$69,425		79,616
Dividends applicable to preferred stock	(98)		(100)

Net income applicable to common stock	69,327		79,516
Interest on convertible debentures, net of tax	1,207		1,207
Dividends applicable to preferred stock	98		100

Net income as adjusted for purposes of computing
diluted earnings per share	$70,632		80,823

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	122,980		132,183
Nonvested restricted stock	(586)		-

Number of shares for computing basic earnings per share	122,394		132,183

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	4,507		4,514
Share issuable upon settlement of accelerated share repurchase agreements	414		-
Shares issuable under incentive compensation and employee benefit plans	644		472

Number of shares as adjusted for purposes of computing
diluted earnings per share	127,959		137,169

Basic earnings per share	$.57		.60

Diluted earnings per share	$.55		.59